Bloomios, Inc.

January 24, 2022

Via SEC Edgar Submission

Liz Packebusch, Staff Attorney

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Bloomios, Inc. (the Company)
Form S-1 Registration Statement File Number: 333-257890

Ladies and Gentlemen;

At this time, on behalf of the Company, we hereby request acceleration of the effective date of the Registration Statement pursuant to Rule 461 to January 26, 2022 at 5:30 p.m., Washington, D.C. local time, or as soon as practicable thereafter. In connection with this request, we represent the following:

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We confirm that we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of securities specified in the Registration Statement. Further, we understand that request for acceleration is a confirmation of the fact that we are aware of our responsibilities under the federal securities laws. If you have any additional questions, do not hesitate to contact our counsel, Ken Bart at (720) 226-7511.

Bloomios, Inc.

/s/ Michael Hill
Michael Hill, Chief Executive Officer